INVEST IN **PLAYWATCH, INC**

Children's Streaming Platform, Where Every Child Is The Hero!


Playwatch
Playwatch
WHERE EVERY CHILD IS THE HERO!

LEAD INVESTOR

Robert Gonzalez

Playwatch is truly building a world where every child can be a hero! With only 0.006% of the capital spent by major streaming platforms focused on under-served markets and Playwatch quickly becoming the provider of more minority content than any other children's streaming platform, there is endless potential for this company. Retaining only 3% of the total children's streaming U.S. Market over the next 5 years results in over a quarter million of potential revenue. This team of domain experts has been thoughtful in their approach and I've been most impressed by their organic growth and high engagement rates

Invested $5,000 this round

playwatchkids.com Atlanta GA

Entertainment Software Technology App Family

Highlights

1. Team has $2 Billion of successful mergers and acquisitions, 30+ years in tech, production & business
2. 2+ years of development, 1500 hours of content and direct consumer testing with over 500 families!
3. Providing tools for parents to help shape positive narratives for their children.
4. Content embodies kindness, self confidence, integrity and social awareness.
5. Closing the gap of available quality diverse content

6 Assists minority creators in finding a home for their content

5. Closing the gap of available quality diverse content

6. Assists minority creators in finding a home for their content.
7. Positively supporting the way children see themselves.

Our Team

Tim White CO-CEO & President of Business Operations



Tim White CO-CEO & President of Business Operations

• 20+ years of Executive Leadership in companies such as Bank of America, Greystone Corporation and The Opes Group. • Served as CEO in tech firms both established and Start-ups successfully. • $2+ Billion of successful mergers and acquisitions

We believe every child can be educated and entertained in manner that shows they are the hero of their story! The content and educational tools they watch should provide a diverse choice of hero profiles so that every child can physically and mentally see themselves as the hero.



Jimmy Jenkins CO-CEO & President of Media and Content Operations

• Produced and directed content for Showtime • Wrote, produced and directed content for TVOne • Worked for Tyler Perry Studios • Worked at B.E.T.



Matthew White CCO - Chief Content Officer

• Over 15 years experience with Digital Development • Experience building and developing business and program strategies • Managed a team of over 100 people on a multi million dollar project for Zimmer Biomet



Joshua Bullock CPO - Chief Production Officer

• Creator and artist of Monarchs Comic • Developed content for DreamWorks • Art Director for Brum British Children's show • Developed Black History Beats winner of 3 Tellys and airs nationally on PBS



Charlie Adams CFO - Chief Financial Officer

• Former partner at PwC LLP - US Next Generation Program Leader, SMB New Venture Leader • Launched two technology companies from ideation to revenue generation • Successful funding of Big Texas Hemp Docuseries



Andrew Porter Chief Software Engineer

• Senior Software Engineer Renaissance Learning • Systems Developer LUUP • Systems Developer Mamut ASA

Playwatch A Childrens' Streaming Media Platform


Playwatch
WHERE EVERY CHILD IS THE HERO!


Playwatch

A Platform Built for Creators


Playwatch Creator Video
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Playwatch
On launch Playwatch will have...
• 1500+ hours of content
• 100+ creators
BLACK HISTORY BEATS
How-To
CALLALOO
LEARNING With


GOGO
HEALTHY HIPHOP
Can Kindness Change the World?
Encouraging a Culture of Empathy
Sterling
Cartoons

There is projected black/brown growth of 20% over the next 3 years.

This is a growing and ignored market.

By 2027

48%

of the population will be of black/brown demographic.


unicatz

Playwatch

Netflix will spend $17 billion on show development in 2021
*Fortune

Only $100 million is dedicated to under-served markets
*WSJ


17 billion
.006%
set aside for
under-served markets

Content

On launch there will be a variety of content to chose from.

- **Animations:**

  Creative fun and original
  - Short fun 3 - 10 minute 15 episode seasons
  - Original content
  - 30 - 90 minute specials

- **Children's Live Action Shows:**

  Connecting kids with creators
  - 30 minute 11 episode seasons

	Live action • Connecting creators; writers, illustrators, and animators with audience
• **Educational Videos:**	**Learning is fun** • 5 to 30 minute live or animated content • Building soft skills and STEAM knowledge • Connect with class curriculum
• **Digital Library:**	**Helping reading literacy** • Digital books for kids to read • Motion books to help with reading
• **Virtual Arcade:**	**Games and interactive learning** • Games that connet with the content • Games that help with learning • Safe and fun



Playwatch

We tested the platform over a month and half with over 500 families to see how individuals react to this platform.

- 1300 independent viewers
- 45% retention after 3 months
- 20,000 total hits
- 3+ minutes average watch-time per page
- 110 email submissions

"I enjoyed all the content. It's great to see black content for once."
- Lloyd Jackson

"Seeing more ethnicity options in teaching my child. Cartoons of color of all shades teaching and instilling culture in him as well.
- Chris Gordon


SPRINKLED
with Sweetness


MY FRIEND T


LET'S DANCE ACADEMY

Playwatch

Our business model consists of a paid subscription for $4.99 a month in addition to our ad revenue.

Playwatch Valuation

$2 Billion upon reaching 3% of U.S. Market or $253M in revenue.



A Company with Experience

Team Experience:

- Disney XD
- DreamWorks TV
- Wild Brain
- PBS
- Blizzard Activision
- Showtime
- B.E.T
- TV One
- Healthy Hip Hop
- BlackSands Entertainment
- Frederator
- Apple
- Google
- Block Inc.
- Square Inc.
- Adobe
- PWC
- Carnival Cruise
- General Mills
- Bank of America